UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sanswire Corp. (Name of Issuer)
Common Stock, par value $0.00001
(Title of Class of Securities)
801077 10 8
(CUSIP Number)
Robert L. Blessey 51 Lyon Ridge Road Katonah, New York 10536 Telephone 914.232.4510

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
May 11, 2009 (Date of Event which Requires Filing of this Statement)
________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  G

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 801077 10 8	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Global Telesat Services Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) G

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,119,048
8	SHARED VOTING POWER
N/A
9	SOLE DISPOSITIVE POWER
12,119,048
10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,119,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

Item 1.  Security and Issuer

Common stock.  Sanswire Corp., 101 NE 3rd Avenue, Suite 1500, Ft. Lauderdale, FL 33301

Item 2.  Identity and Background

Global Telesat Services Corp., a British Virgin Islands corporation with an address at 51 Lyon Ridge Road, Katonah, NY 10536.

Global Telesat Services Corp. has not, during the last five years, been convicted in a criminal proceeding.

Global Telesat Services Corp. has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

All shares of common stock of Sanswire Corp. were received by Global Telesat Services Corp. in consideration of services rendered pursuant to a Services Agreement between the parties.

Item 4.  Purpose of Transaction

Solely for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)
Global Telesat Services Corp. and Global Telesat Corp., an affiliated entity, own an aggregate of 12,119,048 shares of Sanswire Corp.’s common stock representing approximately 5.7% of the approximately 210,000,000 shares of common stock of Sanswire Corp. which are outstanding as of the date hereof.

(b)
Of the 12,119,048 shares of the common stock of Sanswire Corp. referred to in subparagraph (a) above, Global Telesat Services Corp. has the sole power to vote and the sole power to direct the vote of 8,333,335 of such shares and Global Telesat Corp., an affiliated entity, has the sole power to vote and/or the sole power to direct the vote of 3,785,713 of such shares.

(c)
Global Telesat Services Corp. received an aggregate of 8,333,335 shares of the common stock of Sanswire Corp. in May 2009 in consideration of services rendered pursuant to a Services Agreement between such parties.

Global Telesat Corp., an affiliated entity, received 1,000,000 shares of the common stock of Sanswire Corp. in April 2009 in connection with the satisfaction by Sanswire Corp. of its obligations under a Secured Convertible Promissory Note of Sanswire Corp. in the principal amount of $50,000 previously issued to Global Telesat Corp. in December 2008.

Global Telesat Corp., an affiliated entity, purchased 2,059,523 shares of the common stock of Sanswire Corp. in May 2009 for an aggregate purchase price of $330,000 pursuant to a Subscription Agreement between such parties.

(d)	N/A

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.  Security and Issuer.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 19, 2009
GLOBAL TELESAT SERVICES CORP.

By:	/s/ David R. Phipps
David R. Phipps, President